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[redacted]

08005488

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bradford & Bingley PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 2 2 2008 SP
THOMSON REUTERS

FILE NO. 82- 082-05724 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT: 10/21/08

Bradford & Bingley

Preliminary results for the year ended 31 December 2007

Commenting on the results, Steven Crawshaw, Group Chief Executive, said:

"These results demonstrate the strength of our underlying business, which has performed well in a challenging year for the sector. With significant funding in place and our savings business continuing to attract new money, we are confident of our ability to continue to be a leading player in the specialist lending market."

Highlights

- Total dividend per share up 5% to 21.0p (2006: 20.0p)
- Tier 1 capital ratio 8.6%, total capital ratio 15.1% (2006: 7.6%, 13.2%)
- Residential lending balances up 27% to £39.4bn (2006: £31.1bn)
- Savings balances up 7% to £21.0bn (2006: £19.7bn)
- Group net interest margin 1.10% (2006: 1.19%)
- Underlying cost:income ratio improved to 42.8% (2006: 44.2%)*
- Underlying profit before tax up 5% to £351.6m (2006: £335.9m)*
- Statutory profit before tax £126.0m (2006: £246.7m)*
- Total customer deposits funded 60% of customer loans (2006: 61%)

* Items excluded from underlying profit in 2007 include treasury asset impairment of £94.4m, a loss on sale of commercial and housing association portfolios of £58.0m, hedge ineffectiveness of £23.5m and other fair value movements on treasury instruments of £49.7m. These items are explained on pages 7 and 8 and a reconciliation of statutory to underlying profit is provided on page 9.

Overview

2007 proved to be an eventful and difficult year for the banking sector.

Despite the turmoil in the financial markets in the second half of the year, Bradford & Bingley's underlying business progressed well. The Group's conservatism and diversity of funding, combined with our policy to pre-fund our new business pipeline and our decision to dispose of non-core mortgage portfolios, meant that we weathered the much publicised liquidity problems in the financial markets.

The Group continues to successfully fund the business, most recently with an agreed £2bn of committed term facilities which pre-fund maturing term financing into 2009, and an additional £1.2bn of retail savings deposits already raised in 2008.

The underlying business performed successfully, despite the distractions of the wider market. We grew residential lending balances by 27% without increasing our risk appetite, and increased savings balances by 7%, continuing our strong focus on retail deposits.

Underlying profit before tax increased by 5% to £351.6m (2006: £335.9m). Underlying earnings per share were up 6% to 40.2p (2006: 38.1p) and dividend per share increased 5% to 21.0p (2006: 20.0p). Underlying return on equity increased to 19.1% (2006: 17.4%).

In order to provide a clear understanding of the ongoing performance of the Group, we report on underlying profits which exclude certain items resulting from strategic decisions, extreme market events or accounting volatility. Items excluded from underlying profit in 2007 include a loss on sale of commercial and housing association portfolios of £58.0m, treasury asset impairment of £94.4m, hedge ineffectiveness of £23.5m and other fair value movements on treasury instruments of £49.7m. Statutory profit before tax was £126.0m (2006: £246.7m). These items are explained on pages 7 and 8 and a reconciliation of statutory to underlying profit is provided on page 9.

Net interest income

The Group's net interest income increased by 7% to £547.7m (2006: £510.2m), largely driven by net addition to our residential lending book of £8.3bn to £39.4bn (2006: £31.1bn), and more than outweighing the impact of the sale of £4.0bn of our commercial and housing loans. The growth of our specialist mortgage lending activities has generated an increase in average interest earning assets of 16%.

Full year net interest margin declined by 9 basis points to 1.10% (2006: 1.19%) in line with our expectations and previous guidance. We have increased the pricing on new mortgages originated in the second half of the year, compensating for the higher base rate and relevant swap costs and margins have been preserved. The main reason for the decline in net interest margin continues to be increased funding costs due to new funds being more expensive than existing retail deposits and wholesale funds. We expect the trend of a growing balance sheet and higher marginal funding costs to continue, albeit at a slower rate, given the more constrained environment. We have adopted a policy of holding a larger proportion of our liquidity in higher quality, but lower yielding instruments, which also had a small negative impact on net interest margin in 2007 and this will continue in 2008.

For further information see Note 4.

Non-interest income

Total underlying non-interest income increased slightly during 2007 to £106.6m (2006: £104.7m).

A reduction in mortgage related income, due to our decision to cease mortgage broking in our branches from November 2006, was offset by an increase in sale and leaseback income of £8.8m (2006: £5.7m) and some small gains on financial instruments.

For further information see Note 5.

Costs

We continue to manage the rate of our cost growth carefully, whilst investing in key areas to support growth and productivity. Underlying costs increased by 3% to £280.2m (2006: £271.6m), improving the underlying cost:income ratio to 42.8% (2006: 44.2%).

We have increased investment in our people during 2007, spending more on development and training reflected in higher staff costs of £121.0m (2006: £118.2m). We have also further improved the efficiency of our operations, increasing new mortgage volumes by 27% whilst reducing the total number of people employed by the Group to 3,035 (2006: 3,154).

We invested in the Bradford & Bingley brand with a new television campaign promoting specialist mortgages running throughout the year. Marketing expenditure was raised to £19.7m (2006: £15.3m). Additional investment in our IT infrastructure to improve capacity and efficiency led to an increased depreciation charge of £23.7m (2006: £18.2m).

The provision of £89.4m that was made in June 2006 to cover the cost of claims for historic endowment and investment product misselling currently stands at £50.7m. The volume of claims received, the proportion of claims upheld and the average compensation per upheld case are within the assumptions made in estimating the provision.

For further information see Note 6.

Credit quality and impairment

During 2007 arrears levels continued to increase steadily following five 25 basis points base rate increases since August 2006. The total number of cases three months or more in arrears and in possession has increased to 6,170 (2006: 4,337), equating to 1.63% (2006: 1.30%) of the total book. Within this, properties in possession as a proportion of total loans were 0.15% (2006: 0.10%). This increase is within our expectations and reflects the increases in the cost of borrowing as the Bank of England constrained monetary policy in 2006 and 2007.

Expressed as a proportion of balances, the residential impairment allowance represents 0.14% (2006: 0.15%) and the charge to the Income Statement to account for impairment was £22.5m (2006: £7.4m).

The average loan-to-value across our whole residential lending portfolio adjusted for house price inflation is 55% (2006: 53%) providing a good level of equity. Only a small proportion of arrears cases translate into losses and the security of the property, together with our impairment provision, provide a good level of security against losses.

For further information see Notes 12, 13 and 14.

Balance sheet

We grew the Group's total assets by 15% to £52.0bn (2006: £45.4bn). This growth was due to a 27% increase in residential lending balances to £39.4bn (2006: £31.1bn) driven by record gross residential mortgage advances, up 36% at £14.0bn (2006: £10.3bn). Of this total, £9.7bn (2006: £7.7bn) was originated through intermediaries and direct channels, and £4.3bn (2006: £2.5bn) was purchased from GMAC-RFC and Kensington Mortgages. Our estimated share of net new lending in the UK mortgage market was 7.7%, more than double our share of outstanding balances of 3.3%.

For further information see Note 11.

Funding

We are satisfied with the way in which we have, as a Company, dealt with the extreme liquidity problems which emerged in the wholesale markets in the second half of 2007. In general terms, we were well placed for such difficulties. We had been careful to retain our conservative approach to our funding and, in particular, had continued to invest in our branch network and build up the amount of our retail deposits. We had also pursued the policy of pre-funding our net new lending and of holding sufficient liquidity for at least 3 months without recourse to wholesale money markets.

In response to the unfolding liquidity crunch, we took a number of steps to reduce our funding needs. We increased our mortgage pricing to contain volumes and protect margins; raised our savings pricing to attract additional customer deposits; reduced the level of mortgage portfolio acquisitions and increased our focus on lower risk lending. For many years we have worked hard at diversifying our funding base and building strong relationships. This proved very beneficial when we raised £2.5bn in private funding transactions in September and October when the public wholesale markets were effectively closed.

The Group is in a strong funding position and has agreed £2bn committed funding facilities with key relationship banks. These are there to be used as and when required to take advantage of any particularly attractive growth opportunities. We have now pre-funded our maturing term financing into 2009, as well as generating additional new business capacity.

Retail savings deposits continue to provide reliable, stable funds and will continue to play a major part in financing asset growth. The renewed focus in 2006 on branch savings was very successful in 2007 as we raised an additional £1.6bn of balances. We launched a number of new initiatives during the year to broaden our reach in the savings market. These included a new joint initiative with ASDA, offering an internet based savings account to their 11 million customers, a new postal account and a market leading range of fixed rate bonds. The Bradford & Bingley brand continues to drive new savings deposits to the Group and we are improving our product offering and processes to ensure we stay at the forefront of the savings market. Total retail savings deposits were £21.0bn (2006:

£19.7bn) and since the start of 2008 we have raised a further £1.2bn. At the end of 2007, total customer deposits of £24.2bn funded 60% of customer loans (2006: 61%).

Specialist markets

Our mission is to lead the UK's specialist lending market and we hold strong positions in our chosen prime secured segments, which continue to grow more rapidly than the mainstream mortgage market.

Investment in the private residential rental market through buy-to-let mortgages remains well supported, with tenant demand at its strongest for five years and steadily rising rents. During 2007 we have seen good growth from existing buy-to-let landlords increasing their portfolios, which is in line with investors' stated objective of holding the asset for the long-term. We regularly survey our buy-to-let customers and our most recent survey of 4,000 landlords, which was conducted in October 2007, indicated they remain very confident, with 86% planning to increase or maintain their portfolios in the following 6 months. We believe that strong tenant demand, coupled with landlords' confidence and long-term perspective will ensure the market continues to grow faster than the mainstream mortgage market. We grew buy-to-let balances by £4.9bn (27%) year-on-year, whilst maintaining credit criteria and have held our market share of balances constant at around 20%.

The self-cert market continues to be driven by the increase in self-employment levels and more flexible working patterns. We use our underwriting expertise in this market to lend to prime customers with clean credit histories who have different employment patterns and therefore require a more specialised product. Self-cert balances grew by £1.6bn (24%) year-on-year. We tightened credit criteria during 2007 to ensure we focused on business quality, reducing our estimated share of new business to 8.5% (2006: 9.1%).

We increased our product pricing during the second half of the year across all our products to contain volumes and protect margins in a response to the increasing cost of funds.

Capital and Basel II

The Group continues to operate under the Basel II standardised regime. Developing an internal ratings based approach for our specialist mortgage assets is now progressing more slowly as we await any additional regulatory guidance which might result from the recent market turmoil.

A share buy-back began in July 2007 as part of a plan to re-balance the mix of our capital by changing the proportions of equity and interest bearing tier 1 capital on our balance sheet. As market conditions deteriorated it became clear it would be inappropriate to try to raise interest bearing capital at the extreme pricing levels that developed in the second half. Hence, we suspended our buy-back programme, having purchased 16.75 million shares at a cost of £58.6m. Bradford & Bingley remains very well capitalised with a tier 1 ratio of 8.6% (2006: 7.6%) and total capital ratio of 15.1% (2006: 13.2%).

Dividend

The Board has approved a final dividend of 14.3 pence per share (2006: 13.4 pence) for payment on 2 May 2008 to shareholders on the register at the close of business on 25 March 2008. If approved, the full year dividend for 2007 will be 21.0 pence per share (2006: 20.0 pence), an increase of 5%, reflecting our underlying profit growth.

Outlook

There is no denying that today's market circumstances present the mortgage industry with a unique set of challenges and opportunities. We believe the fundamentals that drive our specialist markets remain strong, and expect the buy-to-let market to continue to grow at a faster rate than the mainstream mortgage market. Rental levels are particularly healthy and well supported, rents are rising and tenant demand is at its strongest level for five years. Private property investors are committed to maintaining or expanding their portfolios and are interested in long term returns, rather than short term gains, providing good quality affordable accommodation to meet the strong tenant demand.

The withdrawal of other lenders from the specialist markets provides us with opportunities to protect margins and continue our profitable growth in the future.

As a well capitalised bank with high levels of liquidity and funding, Bradford & Bingley is well placed to continue pursuing its strategy.

Items excluded from underlying profits

In order to enable stakeholders to obtain a clear view of the ongoing performance of the Group, the Board excludes certain items that are the result of long-term strategic decisions and/or the impacts of unusual and extreme external events and accounting volatility that can have a distorting effect on financial performance in single reporting periods. Profit excluding such items is defined as underlying profit. The items not included in underlying profit are the loss on sale of commercial and housing association loans, the impairment of wholesale assets, fair value movements on treasury instruments and hedge ineffectiveness.

For further information see the tables on page 9.

Loss on sale

During 2007, the Board resolved to sell a portfolio of commercial property and housing association loans. This decision reflects the Group's strategy of focusing on areas of the lending market that offer superior returns and growth, specifically the UK specialist mortgage market, which has proved particularly timely given the performance of the commercial property sector in recent weeks. Under two separate transactions announced in early December, a total of £4.0bn of assets were sold for a net consideration £44.7m below book value. In addition, £13.3m of transactional and restructuring costs were incurred. The final details of the consideration for the housing association portfolio remain under discussion and we have therefore prudently taken account of the minimum proceeds. The assets disposed of contributed c.£45m profit to the Group in 2007. Following the sales the Group retains £1,022m of commercial property and housing association loans that remain part of our ongoing business.

Wholesale asset impairment

At the time of our pre-close trading statement, the Group held £125m of investments in structured investment vehicles (SIVs), and a further £140m in collateralised debt obligations (CDOs) of asset backed securities which have some exposure to the US sub-prime market. At that time, one of our CDO investments of £20m had been further downgraded by rating agents.

Since then, further information has become available and we have undertaken extensive analysis on all our wholesale assets, including the SIVs and CDOs, in order to identify any that we believe may be impaired. In order to arrive at this conclusion we have considered actions from rating agents, the pricing on the bonds in the market (where available) and reports on the underlying security of the bonds prepared by their investment managers. There is a very restricted market for these securities with very few, if any, recent trades taking place, therefore pricing information cannot be used as the only guide to value. Consequently, we have also modelled the expected out-turn of the investments that have been downgraded or suffered a material reduction in pricing in order to estimate the likely level of recovery. This modelling uses assumptions based on the performance of the security of the collateral of each investment, the reports from the investment managers and the general liquidity conditions in the market. As a result of this analysis, which reflects information available up to 12 February 2008, we have concluded that £64.2m of our SIVs and £30.2m of CDOs are impaired and accordingly we have made charges to the income statement to reflect the holding value of these assets.

Fair value of financial instruments

The volatility of interest rates and asset prices has brought changes to accounting for financial instruments implemented under the transition to International Financial Reporting Standards into sharper focus in 2007. Where in previous periods these movements have been immaterial, in 2007 the Group's Income Statement contains a number of fair value movements that are more significant.

These fair value movements introduce volatility to reported profits and are therefore not included in the underlying profit of the Group.

Hedge ineffectiveness represents the amounts of accounting fair value difference in the future cash flows of hedged items. The majority of these items are fixed rate mortgage and savings related swaps and from an economic perspective are matched to customer balances. The amount of ineffectiveness of these items in 2007 was £23.5m.

The Group has c.£250m of investments in synthetic CDOs. The accounting treatment of these investments differs from that of our other CDOs, despite being cash investment instruments. This means a derivative is separated from the host CDO with the derivative element subject to fair value accounting, with any movement in value being recorded in the Income Statement. In the current environment, the separated derivatives' market price has fallen significantly which has adversely affected their current value by £49.7m, and this movement in value has been recorded in the Income Statement. However, it is important to note that our review of these CDOs shows that they continue to perform, and are therefore not impaired. We will continue to review these assets on a regular basis and any change in their value will be recorded in the Income Statement.

Other fair value movements

All of the Group's remaining wholesale assets are held as available-for-sale with any movements in value being recorded in the balance sheet via the available-for-sale reserve. In addition to the amounts recorded in the Income Statement and explained in the preceding paragraphs the Group has recorded a debit to the balance sheet of £60.4m after tax in respect of the fair value movement on these items.

Analysis of Profits and Earnings Per Share

In order to enable stakeholders to obtain a clear view of the ongoing performance of the Group, the Board excludes certain items that are the result of long-term strategic decisions and/or the impacts of unusual and extreme external events and accounting volatility arising from movements in market values of financial instruments that can have a distorting effect on financial performance in single reporting periods. Profit excluding such items is defined as underlying profit. The items not included in underlying profit are the loss on sale of commercial and housing association loans, the impairment of wholesale assets, hedge ineffectiveness and fair value movements on treasury instruments. These items are discussed in detail on pages 7 and 8. In 2006, the costs of compensation for actual and potential claims for regulated endowment and investment business were excluded. In 2006 we did not exclude hedge ineffectiveness or fair value movements from underlying profits because of their immateriality; however, we have excluded them from the 2006 profits here for the purpose of direct comparability. An explanation of the 'Underlying' and 'Statutory' accounting bases is provided below.

Details of the profit before tax, profit for the financial period and earnings per share ("EPS") on each basis are presented in the following table:

		12 months to 31 December 2007	12 months to 31 December 2006
Statutory Basis			
Profit before taxation	£m	126.0	246.7
Profit for the financial period	£m	93.2	177.7
Basic EPS	p	14.9	28.2
Underlying Basis			
Underlying profit before taxation	£m	351.6	335.9
Underlying profit for the financial period	£m	251.1	240.2
Underlying EPS	p	40.2	38.1

Reconciliation of Statutory and Underlying Measurements

		12 months to 31 December 2007	12 months to 31 December 2006
Profit before taxation			
Statutory profit before taxation	£m	**126.0**	**246.7**
Compensation costs	£m	-	89.4
Fair value movements	£m	49.7	0.1
Hedge ineffectiveness	£m	23.5	(0.3)
Investment impairment loss	£m	94.4	-
Loss on sale of assets	£m	58.0	-
Underlying profit before taxation	£m	**351.6**	**335.9**

		12 months to 31 December 2007	12 months to 31 December 2006
Earnings per share			
Statutory profit for the financial period	£m	**93.2**	**177.7**
Compensation costs	£m	-	62.6
Fair value movements	£m	34.8	0.1
Hedge ineffectiveness	£m	16.4	(0.2)
Investment impairment loss	£m	66.1	-
Loss on sale of assets	£m	40.6	-
Underlying profit for the financial period	£m	**251.1**	**240.2**
Weighted average number of ordinary shares	m	624.2	630.2
Underlying earnings per share	p	**40.2**	**38.1**

Reconciliation of Statutory and Underlying Measurements (continued)

		12 months to 31 December 2007	12 months to 31 December 2006
Taxation charge			
Statutory taxation charge	£m	**32.8**	**69.0**
Taxation of:			
Compensation costs	£m	-	26.8
Fair value movements	£m	14.9	-
Hedge ineffectiveness	£m	7.1	(0.1)
Investment impairment loss	£m	28.3	-
Loss on sale of assets	£m	17.4	-
Underlying taxation charge	£m	**100.5**	**95.7**
Underlying profit before taxation	£m	351.6	335.9
Underlying effective tax rate	%	**28.6**	**28.5**

Accounting Bases

The Group's financial information is prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards ("IFRS") as adopted for use in the European Union. This is the 'Statutory Basis' of presentation of the Group's financial information. In addition, information is presented on the 'Underlying Basis' which applies to certain measures of performance. The items not included in underlying profit for 2007 are the loss on sale of commercial and housing association loans, the impairment of wholesale assets, hedge ineffectiveness and fair value movements on treasury instruments. In 2006 references to underlying performance measures also exclude the costs of compensation for actual and potential claims for regulated endowment and investment business written.

Summary of Results

		12 months to 31 December 2007	12 months to 31 December 2006
Key Performance Indicators			
Underlying profit before taxation*	£m	**351.6**	**335.9**
Profit before taxation	£m	**126.0**	**246.7**
Net interest margin	%	**1.10**	**1.19**
Underlying cost:income ratio**	%	**42.8**	**44.2**
Underlying earnings per share*	p	**40.2**	**38.1**
Basic earnings per share	p	**14.9**	**28.2**
Underlying return on equity*	%	**19.1**	**17.4**
Dividend per share	p	**21.0**	**20.0**
Indexed LTV	%	**55**	**53**
Residential:			
Gross advances	£bn	**14.0**	**10.3**
Net advances	£bn	**8.3**	**5.1**
Redemptions	£bn	**5.8**	**5.2**
Redemptions (% opening book)	%	**18.5**	**19.7**
Funding Mix:			
Retail	%	**40**	**43**
Wholesale	%	**23**	**25**
Securitised	%	**17**	**15**
Covered bonds	%	**13**	**9**
Capital / Other	%	**7**	**8**

Asset Mix:

Buy-to-Let	%	**45**	**40**
Self-cert	%	**16**	**15**
Other residential	%	**15**	**14**
Commercial and housing association	%	**2**	**11**
Wholesale / Other	%	**22**	**20**
Lending balances – total	£bn	**40.4**	**36.1**
Residential	£bn	**39.4**	**31.1**
Commercial	£bn	**0.9**	**2.7**
Housing association	£bn	**0.1**	**2.3**
Retail savings balances – total	£bn	**21.0**	**19.7**
Branch based	£bn	**14.4**	**12.8**
Direct	£bn	**4.2**	**4.0**
Offshore	£bn	**2.4**	**2.9**
Customer deposits:customer loans	%	**60.0**	**61.0**
Capital structure			
Tier 1	£m	**1,436.9**	**1,545.1**
Tier 2	£m	**1,227.1**	**1,255.5**
Tier 1 ratio	%	**8.6**	**7.6**
Total capital ratio	%	**15.1**	**13.2**
Risk weighted assets	£bn	**16.7**	**20.4**

* The Underlying basis is defined and analyses of underlying profit, costs and earnings per share are provided on page 9.
** Cost:income ratio represents underlying administrative expenses divided by the sum of underlying net operating income and non-operating income.

The information in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 but is derived from the 2007 accounts. Statutory accounts for 2006 have been delivered to the Registrar of Companies and those for 2007 will be delivered in due course. The auditor has reported on those accounts and their reports were unqualified and do not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

Consolidated Income Statement

	12 months to 31 December 2007	12 months to 31 December 2006
£m		
Interest receivable and similar income	2,967.5	2,383.0
Interest expense and similar charges	(2,419.8)	(1,872.8)
Net interest income	**547.7**	**510.2**
Fee and commission income	**81.7**	**91.7**
Realised gains less losses on financial instruments	6.5	2.1
Fair value movements	(49.7)	(0.1)
Hedge ineffectiveness	(23.5)	0.3
Other operating income	9.6	5.2
Net operating income	**572.3**	**609.4**
Administrative expenses		
- Ongoing	(280.2)	(271.6)
- Compensation	-	(89.4)
Loan impairment loss	(22.5)	(7.4)
Investment impairment loss	(94.4)	-
Loss on sale of assets	(58.0)	-
Non-operating income	8.8	5.7
Profit before taxation	**126.0**	**246.7**
Taxation	(32.8)	(69.0)
Profit for the financial year	**93.2**	**177.7**
Earnings per share:		
- Basic	14.9p	28.2p
- Diluted	14.9p	28.1p

The results above arise from continuing activities and are attributable to the equity shareholders.

Consolidated Balance Sheet

As at	31 December 2007	31 December 2006
£m		
Assets		
Cash and balances at central banks	209.2	202.6
Treasury bills	185.0	-
Loans and advances to banks	2,392.1	3,301.4
Loans and advances to customers	40,444.5	36,131.7
Fair value adjustments on portfolio hedging	(53.8)	(70.4)
Debt securities	6,778.7	5,299.9
Derivative financial instruments	1,175.4	291.0
Prepayments and accrued income	28.5	25.0
Other assets	653.7	21.3
Deferred tax assets	23.8	5.7
Property, plant and equipment	106.5	90.8
Intangible assets	41.0	55.2
Total assets	**51,984.6**	**45,354.2**
Liabilities		
Deposits by banks	2,074.4	1,512.4
Customer accounts	24,152.6	22,201.0
Fair value adjustments on portfolio hedging	(5.9)	-
Derivative financial instruments	498.6	493.4
Debt securities in issue	22,308.1	17,841.3
Other liabilities	141.2	115.6
Accruals and deferred income	84.1	84.4
Current tax liabilities	23.7	96.0
Post-retirement benefit obligations	22.0	83.2
Provisions	59.7	94.8
Subordinated liabilities	1,253.7	1,247.0
Other capital instruments	161.6	165.2
Total liabilities	**50,773.8**	**43,934.3**
Equity		
Capital and reserves attributable to equity holders:		
Share capital	154.4	158.6
Share premium reserve	4.9	4.9
Capital redemption reserve	29.2	25.0
Other reserves	(122.3)	19.1
Retained earnings	1,144.6	1,212.3
Total attributable equity	**1,210.8**	**1,419.9**
Total equity and liabilities	**51,984.6**	**45,354.2**

Consolidated Statement of Recognised Income and Expense

£m	12 months to 31 December 2007	12 months to 31 December 2006
Available-for-sale instruments:		
Net losses recognised in equity during the year	(82.9)	(8.8)
Amounts transferred from equity and recognised in profit during the year	(3.4)	(2.1)
Cash flow hedges:		
Net (losses)/gains recognised in equity during the year	(110.5)	16.6
Amounts transferred to profit and loss during the year	(2.8)	(3.0)
Actuarial gains on post-retirement benefit obligations	53.3	20.1
Taxation on the above items taken directly to equity	42.8	(11.6)
Net (expense)/income recognised directly in equity	**(103.5)**	**11.2**
Profit for the financial year	**93.2**	**177.7**
Total recognised (expense)/income for the financial year	**(10.3)**	**188.9**

The results above arise from continuing activities and are attributable to the equity shareholders.

Consolidated Cash Flow Statement

£m	12 months to 31 December 2007	12 months to 31 December 2006
Cash flows from operating activities		
Profit for the financial year	**93.2**	**177.7**
Adjustments to reconcile net profit to cash flow from/(used in) operating activities:		
Loss on sale of assets	58.0	-
Income tax expense	32.8	69.0
Depreciation and amortisation	22.6	18.0
Loan impairment loss	29.3	14.9
Recoveries of loans and advances previously written off	(6.8)	(7.5)
Investment impairment loss	94.4	-
Interest on subordinated liabilities and other capital instruments	91.7	89.6
Net profit on sale of property, plant and equipment and intangible assets	(4.3)	(5.5)
Gains less losses on sale of debt securities	(3.4)	(2.1)
Cash flows from operating activities before changes in operating assets and liabilities	**407.5**	**354.1**
Net (increase)/decrease in operating assets:		
Loans and advances to banks and customers	(3,395.3)	(2,782.6)
Net proceeds from sale of assets	3,294.8	-
Acquisitions of mortgage portfolios	(4,337.9)	(2,540.6)
Debt securities	(119.3)	426.3
Derivative financial instruments	(884.4)	(28.2)
Prepayments and accrued income	(3.5)	8.6
Other assets	(632.4)	94.0
Net increase/(decrease) in operating liabilities:		
Deposits by banks and customer accounts	2,396.0	898.2
Derivative financial instruments	5.2	162.3
Debt securities in issue	(701.5)	(1,811.8)
Other liabilities	(35.6)	(54.2)
Accruals and deferred income	210.1	61.0
Provisions	(35.1)	59.9
Income taxes paid	(80.4)	(27.0)
Other non-cash items	(165.9)	198.5
Net cash used in operating activities	**(4,077.7)**	**(4,981.5)**
Cash flows from investing activities:		
Purchase of property, plant and equipment and intangible assets	(34.3)	(26.6)
Proceeds from sale of property, plant and equipment	14.5	8.5
Net cash used in investing activities	**(19.8)**	**(18.1)**
Cash flows from financing activities:		
Purchase of own shares held to satisfy employee share plans	(18.7)	-
Purchase of own shares for cancellation	(58.6)	-
Proceeds from disposal of own shares	5.2	7.8
Proceeds from issue of subordinated liabilities	-	250.0
Repayments of subordinated liabilities	-	(125.0)
Proceeds from secured funding	6,437.7	6,178.4
Repayments of secured funding	(1,374.2)	(1,164.8)
Interest paid on subordinated liabilities and other capital instruments	(79.7)	(89.0)
Dividends paid	(126.5)	(119.2)
Net cash from financing activities	**4,785.2**	**4,938.2**
Net increase/(decrease) in cash and cash equivalents	**687.7**	**(61.4)**
Cash and cash equivalents at beginning of year	3,647.6	3,709.0
Cash and cash equivalents at end of year	**4,335.3**	**3,647.6**
Represented by cash and assets with original maturity of three months or less within:		
Cash and balances at central banks	21.0	17.8
Treasury bills	185.0	-
Loans and advances to banks	2,137.5	3,088.5
Debt securities	1,991.8	541.3
	4,335.3	**3,647.6**
Balances maintained with the Bank of England	**188.2**	**184.8**

The Group is required to maintain balances with the Bank of England, as shown above. These balances are not included in cash for the purposes of the Cash Flow Statement.

Notes to the Financial Information

1. Reporting entity

Bradford & Bingley plc ("the Company") is a public limited company incorporated in the UK under the Companies Act 1985. The financial information in these Preliminary Results consolidates the Company and its subsidiaries (including special purpose vehicles), together referred to as "the Group". The Group's consolidated financial statements for the year ended 31 December 2007 are included in the Group's 2007 Annual Report & Accounts available on the Group's website www.bbg.co.uk from 12 March 2008.

2. Basis of preparation

The information in this document does not include all of the disclosures required by IFRS in full annual financial statements and it should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2007. In preparing this financial information there have been no material changes to the accounting policies previously applied by the Group in preparing its Annual Report & Accounts for the year ended 31 December 2006.

3. Estimates

The preparation of the Group's Preliminary Results requires estimates, assumptions and judgements to be made which affect the reported results and balances. Actual outcomes may differ from these estimates with a consequent impact on the results of future periods. The significant estimates, assumptions and judgements made in preparing the Group's Preliminary Results include the assessment of fair values of debt securities and embedded derivatives and the identification of any impairment of treasury investments, in addition to those applied in the preparation of the Group's consolidated financial statements for the year ended 31 December 2006 (principally post retirement benefit obligations, effective interest rates and loan impairment).

4. Net interest income

	12 months to 31 December 2007	12 months to 31 December 2006
£m		
Net interest income	548	510
Average interest-earning assets ("IEA")	49,743	42,692
Financed by:		
Interest-bearing liabilities	47,904	41,122
Interest-free liabilities	1,839	1,570
%		
Average rates:		
Gross yield on IEA	5.96	5.57
Cost of interest-bearing liabilities	(5.05)	(4.55)
Interest spread	0.91	1.02
Contribution of interest-free liabilities	0.19	0.17
Net interest margin	**1.10**	**1.19**
Average bank base rate	5.51	4.64
Average 3-month LIBOR	6.00	4.84
Average 3-year swap rate	5.81	5.07

5. Non-interest income

£m	12 months to 31 December 2007	12 months to 31 December 2006
Fee and commission income	81.7	91.7
Realised gains less losses on financial instruments	6.5	2.1
Other operating income	9.6	5.2
Non-operating income	8.8	5.7
Underlying income	**106.6**	**104.7**
Analysed as:		
Mortgage broking	5.0	10.9
Investment	30.8	31.5
General insurance	19.9	19.4
Other financial services	2.0	2.4
Total financial services	**57.7**	**64.2**
Lending related income	26.2	28.9
Income from sale and leaseback transactions	8.8	5.7
Other	7.4	3.8
Realised gains less losses on financial instruments	6.5	2.1
Underlying income	**106.6**	**104.7**
Fair value movements	(49.7)	(0.1)
Hedge ineffectiveness	(23.5)	0.3
Total	**33.4**	**104.9**

Non-interest income comprises net operating income (excluding net interest income) and non-operating income.

6. Administrative expenses

£m	12 months to 31 December 2007	12 months to 31 December 2006
Staff related costs	121.0	118.2
Premises	20.5	21.9
Marketing	19.7	15.3
Depreciation and amortisation	23.7	18.2
Other operating costs	95.3	98.0
Underlying administrative expenses	**280.2**	**271.6**
Compensation costs	-	89.4
Total	**280.2**	**361.0**

7. Taxation

£m	12 months to 31 December 2007	12 months to 31 December 2006
Profit before taxation	**126.0**	**246.7**
UK corporation tax at 30%	**(37.8)**	**(74.0)**
Effects of:		
Expenses not deductible for taxation	(4.3)	(3.6)
Lower rate on overseas earnings	7.2	3.0
Rate change	0.7	-
Adjustments in respect of previous years	1.4	5.6
Total taxation charge for the year	**(32.8)**	**(69.0)**
Effective tax rate (%)	**26.0**	**28.0**

The tax charge for the year includes overseas tax of £22.1m (2006: £20.1m). Deferred tax appropriately reflects the change to the standard rate of UK corporation tax from 30% to 28% which will become effective 1 April 2008.

8. Earnings per share

	12 months to 31 December 2007	12 months to 31 December 2006
Basic (p)	**14.9**	**28.2**
Diluted (p)	**14.9**	**28.1**
Underlying (p)	**40.2**	**38.1**

Earnings per share is calculated using the following amounts of profit attributable to equity shareholders:

Profit for the financial year (£m)	**93.2**	**177.7**
Underlying profit for the financial year (£m)	**251.1**	**240.2**
Shares (m)		
Weighted average number of ordinary shares in issue	**624.2**	**630.2**
Dilutive effect of ordinary shares issuable under Company share schemes	0.8	2.0
Diluted weighted average number of ordinary shares	**625.0**	**632.2**

Shares acquired by employee share trusts, which are deducted from equity shareholders' funds, have been excluded from the calculation of earnings per share as they are treated as if they are cancelled until such time as they vest unconditionally to the employee.

9. Dividends

£m	12 months to 31 December 2007	12 months to 31 December 2006
Dividends paid	**126.5**	**119.2**

A 2007 final dividend of 14.3 pence per share (2006: 13.4 pence) will be paid on 2 May 2008 to shareholders on the register at the close of business on 25 March 2008, making a total proposed dividend in respect of 2007 of 21.0 pence per share (2006: 20.0 pence). In accordance with IAS 10 "Events after the Balance Sheet Date" the final dividend is not accrued at 31 December 2007 as it was not a liability as at that date.

10. Wholesale assets

As at £m	31 December 2007	31 December 2006
Cash and balances at central banks	**209.2**	**202.6**
Treasury bills	**185.0**	-
Loans and advances to banks:		
- Reverse Repos	253.4	0.5
- Cash	794.1	1,257.3
- CDs	1,344.6	2,043.6
	2,392.1	**3,301.4**
Debt securities:		
Liquidity portfolio:		
- UK Government securities	1,518.8	425.3
- Bank and supranational bonds	1,398.8	1,362.0
- Bank certificates of deposit	1,223.6	1,092.7
- UK and European AAA MBS	1,204.3	1,030.4
- Other asset backed securities	257.4	379.5
	5,602.9	***4,289.9***
Investment portfolio:		
- Principal protected notes	582.0	337.9
- CDOs and CLOs	456.6	458.1
- SIVs	63.5	135.7
- Credit funds	73.7	78.2
	1,175.8	***1,010.0***
	6,778.7	5,299.9
Total	9,565.0	8,803.9

11. Lending – mortgage movements

	12 months to 31 December 2007 New mortgages		Net advances	As at 31 December 2007 Balances	
	£m	%	£m	£m	%
Residential					
Organic					
Buy-to-let	6,494.8	67	3,965.8	20,960.8	67
Self-cert	1,966.4	20	851.4	5,491.9	17
Standard and other specialist	1,241.4	13	423.2	4,959.6	16
Total	**9,702.6**	**100**	**5,240.4**	**31,412.3**	**100**
Acquired					
Buy-to-let	1,216.8	28	929.8	2,172.1	27
Self-cert	1,352.4	31	763.8	3,048.2	38
Standard and other specialist	1,768.7	41	1,338.4	2,789.7	35
Total	**4,337.9**	**100**	**3,032.0**	**8,010.0**	**100**
Buy-to-let	7,711.6	55	4,895.6	23,132.9	59
Self-cert	3,318.8	24	1,615.2	8,540.1	22
Standard and other specialist	3,010.1	21	1,761.6	7,749.3	19
Total residential	**14,040.5**	**100**	**8,272.4**	**39,422.3**	**100**
Residential	14,040.5	94	8,272.4	39,422.3	97
Commercial property and housing associations	937.8	6	(3,954.6)	1,022.2	3
Total	**14,978.3**	**100**	**4,317.8**	**40,444.5**	**100**

	12 months to 31 December 2006 New mortgages		Net advances	As at 31 December 2006 Balances	
	£m	%	£m	£m	%
Residential					
Organic					
Buy-to-let	5,124.3	66	2,803.5	16,962.4	65
Self-cert	2,159.6	28	1,419.5	4,635.6	18
Standard and other specialist	463.8	6	(730.0)	4,622.1	17
Total	**7,747.7**	**100**	**3,493.0**	**26,220.1**	**100**
Acquired					
Buy-to-let	475.0	19	278.3	1,225.9	25
Self-cert	1,209.6	47	775.1	2,263.4	46
Standard and other specialist	856.0	34	586.4	1,425.3	29
Total	**2,540.6**	**100**	**1,639.8**	**4,914.6**	**100**
Buy-to-let	5,599.3	54	3,081.8	18,188.3	58
Self-cert	3,369.2	33	2,194.6	6,899.0	22
Standard and other specialist	1,319.8	13	(143.6)	6,047.4	20
Total residential	**10,288.3**	**100**	**5,132.8**	**31,134.7**	**100**
Residential	10,288.3	89	5,132.8	31,134.7	86
Commercial property and housing associations	1,242.5	11	(3.9)	4,997.0	14
Total	**11,530.8**	**100**	**5,128.9**	**36,131.7**	**100**

12. Loan impairment loss

	On residential mortgages	On commercial property and housing association loans	Total
12 months to 31 December 2007			
£m			
Allowances for credit losses against loans and advances to customers have been made as follows:			
At 1 January 2007	**47.8**	**1.6**	**49.4**
Write-offs	(23.8)	-	(23.8)

Loan impairment charge/(credit)	30.4	(1.5)	28.9
Discount unwind	0.4	-	0.4
	7.0	**(1.5)**	**5.5**
At 31 December 2007	**54.8**	**0.1**	**54.9**
The Income Statement charge comprises:			
Loan impairment charge/(credit)	30.4	(1.5)	28.9
Recoveries	(6.8)	-	(6.8)
Discount unwind	0.4	-	0.4
Total Income Statement charge/(credit)	**24.0**	**(1.5)**	**22.5**

	On residential mortgages	**On commercial property and housing association loans**	**Total**
12 months to 31 December 2006 £m			
Allowances for credit losses against loans and advances to customers have been made as follows:			
At 1 January 2006	**46.1**	**2.3**	**48.4**
Write-offs	(13.9)	-	(13.9)
Loan impairment charge/(credit)	15.4	(0.7)	14.7
Discount unwind	0.2	-	0.2
	1.7	**(0.7)**	**1.0**
At 31 December 2006	**47.8**	**1.6**	**49.4**
The Income Statement charge comprises:			
Loan impairment charge/(credit)	15.4	(0.7)	14.7
Recoveries	(7.5)	-	(7.5)
Discount unwind	0.2	-	0.2
Total Income Statement charge/(credit)	**8.1**	**(0.7)**	**7.4**

13. Arrears and possessions on residential mortgages

As at		**31 December 2007**	**31 December 2006**
Arrears			
Over 3 months:			
Number of cases	Number	5,610	4,015
Proportion of total	%	1.48	1.20
Asset value	£m	731.2	498.9
Proportion of book	%	1.85	1.60
Possessions			
Number of cases	Number	560	322
Proportion of total	%	0.15	0.10
Asset value	£m	97.0	52.7
Proportion of book	%	0.25	0.17
Total arrears and possessions			
Number of cases	Number	**6,170**	**4,337**
Proportion of total	%	**1.63**	**1.30**
Asset value	£m	**828.2**	**551.6**
Proportion of book	%	**2.10**	**1.77**
Residential loan impairment balance			
As % of residential balances	%	0.14	0.15
As % of arrears and possessions	%	6.62	8.56

14. Average loan to value ratios

12 months to 31 December	Residential mortgages 2007	2006
Residential new lending LTV (%)	**74**	**76**
As at 31 December		
LTV of residential lending balances:		
Current LTV (%)	**72**	**70**
Indexed LTV (%)	**55**	**53**

15. Loss on sale of assets

£m	Commercial properties	Housing association	Total
Net proceeds from sale	(1,890.0)	(2,064.0)	(3,954.0)
Book value of assets sold	1,972.1	2,026.6	3,998.7
	82.1	**(37.4)**	**44.7**
Less:			
Costs			13.3
Loss on sale of assets			**58.0**

In April 2007, the Board took the strategic decision to sell our commercial lending and housing association mortgage portfolios in order to focus on the higher-margin, high growth, specialist mortgage market to maximise future returns and capital efficiency. The sale of the commerical property and housing association loans completed for £4.0bn.

16. Secured funding

As at 31 December 2007	Date of Transaction	Securitised assets	Secured funding
£m			
Securitisations			
Aire Valley Finance (No.2) plc	October 2000	356.4	333.6
Aire Valley Mortgages 2004-1 plc	October 2004	775.0	775.0
Aire Valley Mortgages 2005-1 plc	April 2005	782.3	782.3
Aire Valley Mortgages 2006-1 plc	August 2006	2,430.1	2,430.1
Aire Valley Warehousing 3 Ltd	December 2006	1,000.0	1,000.0
Aire Valley Mortgages 2007-1 plc	May 2007	2,495.1	2,495.1
Aire Valley Mortgages 2007-2 plc	November 2007	1,156.3	1,156.3
		8,995.2	**8,972.4**
Covered Bonds			
Bradford & Bingley Covered Bonds LLP	May 2004	2,129.2	1,342.0
Bradford & Bingley Covered Bonds LLP	May 2006	3,303.5	2,082.1
Bradford & Bingley Covered Bonds LLP	June 2006	374.5	236.0
Bradford & Bingley Covered Bonds LLP	October 2006	621.6	391.8
Bradford & Bingley Covered Bonds LLP	June 2007	2,676.5	1,686.9
Bradford & Bingley Covered Bonds LLP	July 2007	285.1	179.7
Bradford & Bingley Covered Bonds LLP	September 2007	793.4	500.0
Bradford & Bingley Covered Bonds LLP	October 2007	665.9	419.7
		10,849.7	**6,838.2**
Total		**19,844.9**	**15,810.6**

In May 2007 Aire Valley Mortgages 2007-1 plc issued £2,495.1m of loan notes denominated in US Dollars, Euros and Sterling to purchase a £2,495.1m share in the Master Trust. At 31 December 2007 the value of the share in the Master Trust was £2,495.1m.
In November 2007 Aire Valley Mortgages 2007-2 plc issued £1,156.3m of loan notes denominated in Euros and Sterling to purchase a £1,156.3m share in the Master Trust. At 31 December 2007 the value of the share in the Master Trust was £1,156.3m.

The Covered Bond programme issued further series of loan notes during the year.
In June 2007: Euro 1,250.0m with bullet maturity in June 2010 and Euro 1,250.0m with bullet maturity in June 2017.
In July 2007: CHF 200.0m with bullet maturity in July 2011, CHF 150.0m with bullet maturity in July 2027 and CHF 200.0 with bullet maturity in July 2015.
In September 2007: £500.0m with a bullet maturity in September 2009.
In October 2007: Euro 500.0m with bullet maturity in October 2008 and Euro 100.0m with bullet maturity in October 2010.

In October 2007: CHF 75.0m of the October 2006 issue and CHF 75.0m of the July 2007 issue were repurchased and cancelled.
In December 2007: CHF 15.0m of the June 2006 issue and CHF 35.0m of the July 2007 issue were repurchased and cancelled.

As at 31 December 2006	Date of transaction	Securitised assets	Secured funding
£m			
Securitisations			
Aire Valley Finance (No.2) plc	October 2000	465.4	453.2
Aire Valley Mortgages 2004-1 plc	October 2004	1,775.0	1,775.0
Aire Valley Mortgages 2005-1 plc	April 2005	998.5	998.5
Aire Valley Mortgages 2006-1 plc	August 2006	2,430.1	2,430.1
Aire Valley Warehousing 3 Ltd	December 2006	1,000.0	1,000.0
		6,669.0	**6,656.8**
Covered Bonds			
Bradford & Bingley Covered Bonds LLP	May 2004	1,945.7	1,342.0
Bradford & Bingley Covered Bonds LLP	May 2006	3,018.7	2,082.1
Bradford & Bingley Covered Bonds LLP	June 2006	351.9	242.7
Bradford & Bingley Covered Bonds LLP	October 2006	614.0	423.5
		5,930.3	**4,090.3**
Total		**12,599.3**	**10,747.1**

17. Reconciliation of changes in equity

12 months to 31 December 2007 £m	Share capital	Share premium reserve	Capital redemption reserve	Available-for-sale reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders
As at 1 January 2007	**158.6**	**4.9**	**25.0**	**(1.5)**	**20.6**	**1,212.3**	**1,419.9**
Net change in available-for-sale instruments	-	-	-	(60.4)	-	-	(60.4)
Net change in cash flow hedges	-	-	-	-	(81.0)	-	(81.0)
Actuarial gains on post-retirement benefit obligations	-	-	-	-	-	37.9	37.9
Net (losses)/gains not recognised in the Income Statement	-	-	-	(60.4)	(81.0)	37.9	(103.5)
Profit for the financial year	-	-	-	-	-	93.2	93.2
Total recognised income	**-**	**-**	**-**	**(60.4)**	**(81.0)**	**131.1**	**(10.3)**
Dividends	-	-	-	-	-	(126.5)	(126.5)
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	5.2	5.2
Fair value of share options taken to share option reserve	-	-	-	-	-	4.6	4.6
Deficit on share option exercises	-	-	-	-	-	(4.8)	(4.8)
Purchase of own shares held to satisfy employee share plans	-	-	-	-	-	(18.7)	(18.7)
Purchase and cancellation of own shares	(4.2)	-	4.2	-	-	(58.6)	(58.6)
As at 31 December 2007	**154.4**	**4.9**	**29.2**	**(61.9)**	**(60.4)**	**1,144.6**	**1,210.8**

12 months to 31 December 2006 £m	Share capital	Share premium reserve	Capital redemption reserve	Available-for-sale reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders
As at 1 January 2006	**158.6**	**4.9**	**25.0**	**6.2**	**15.8**	**1,129.8**	**1,340.3**
Net change in available-for-sale instruments	-	-	-	(7.7)	-	-	(7.7)
Net change in cash flow hedges	-	-	-	-	4.8	-	4.8
Actuarial gains on post-retirement benefit obligations	-	-	-	-	-	14.1	14.1
Net (losses)/gains not recognised in the Income Statement	-	-	-	(7.7)	4.8	14.1	11.2
Profit for the financial year	-	-	-	-	-	177.7	177.7
Total recognised income	**-**	**-**	**-**	**(7.7)**	**4.8**	**191.8**	**188.9**
Dividends	-	-	-	-	-	(119.2)	(119.2)
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	7.8	7.8
Fair value of share options taken to share option reserve	-	-	-	-	-	4.6	4.6
Deficit on share option exercises	-	-	-	-	-	(2.5)	(2.5)
As at 31 December 2006	**158.6**	**4.9**	**25.0**	**(1.5)**	**20.6**	**1,212.3**	**1,419.9**

18. Capital structure

As at	31 December 2007	31 December 2006
£m		
Tier 1		
Share capital and reserves	1,210.8	1,419.9
Adjustments	81.3	(74.4)
Net pension deficit	(4.0)	50.8
Innovative tier 1	148.8	148.8
Total tier 1 capital	**1,436.9**	**1,545.1**
Upper tier 2 capital	580.1	583.8
Lower tier 2 capital	647.0	671.7
Total tier 2 capital	**1,227.1**	**1,255.5**
Deductions	(146.7)	(97.2)
Total capital	**2,517.3**	**2,703.4**
Risk weighted assets (£bn)	16.7	20.4
Tier 1 ratio (%)	8.6	7.6
Total capital ratio (%)	15.1	13.2

Innovative tier 1 and tier 2 subordinated liabilities exclude any fair value adjustments arising from the hedging of these instruments that are included in the consolidated Balance Sheet. Risk weighted assets are calculated according to the credit risk element of Pillar I of the Basel II Standardised approach for 2007 (2006 has not been restated). Further anlaysis of the Regulatory position will be set out in the Group's forthcoming Pillar 3 disclosures.

19. Retail branch network

As at	31 December 2007	31 December 2006
Number of branches		
Banking	197	205
Third party agents	140	138
Total	**337**	**343**

20. Staff numbers

	12 months to 31 December 2007	12 months to 31 December 2006
Year end total headcount	**3,035**	**3,154**
Average headcount		
Full time	2,451	2,511
Part time	691	663
Full time equivalent	**2,862**	**2,892**

Shareholder Information

2008 Calendar

19 March 2008	Ex-dividend date
25 March 2008	Record date
22 April 2008	AGM and Interim Management Statement
02 May 2008	Payment of interim dividend for 2007
29 July 2008	Announcement of 2008 interim results

Shareholders' interests in shares at 31 December 2007*

Size of holding	Number of shareholders	%	Number of shares	%
1 - 250	840,210	89.37	208,195,177	33.71
251 - 500	77,195	8.21	30,417,049	4.92
501 - 1,000	13,475	1.43	9,686,725	1.57
1,001 - 5,000	8,019	0.85	16,126,503	2.61
5,001 - 10,000	597	0.06	4,299,189	0.70
10,001 - 100,000	438	0.05	12,681,162	2.05
100,001 - 200,000	89	0.01	12,672,375	2.05
200,001 - 500,000	69	0.01	21,900,138	3.55
500,001 - 1,000,000	36	0.00	25,611,192	4.15
1,000,001 - 5,000,000	50	0.01	112,191,413	18.16
5,000,001 and over	17	0.00	163,893,611	26.53
Total	**940,195**	**100**	**617,674,534**	**100**

*The interests above include holdings in the Bradford & Bingley Nominee Account, certificated and uncertificated holdings.

At the close of business on 31 December 2007 the share price of Bradford & Bingley plc was 268.00p and the market capitalisation was £1.6bn.

Bradford & Bingley's 2007 Preliminary Results presentation will be broadcast live at 0930 hours on 13 February 2008 via the following web address:

www.bbg.co.uk

Contacts

Media Relations:

Nickie Aiken
Tel: +44 20 7067 5632
Fax: +44 20 7067 5656
Email: nickie.aiken@bbg.co.uk

Simon Moyse, Finsbury
Tel: +44 20 7251 3801
Email: simon.moyse@finsbury.com

Investor Relations:

Katherine Conway
Tel: +44 1274 554928
Fax: +44 1274 551022
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 1274 806341
Fax: +44 1274 551022
Email: neil.vanham@bbg.co.uk

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

Bradford & Bingley plc

2. Name of shareholder with a major interest

INVESCO Limited

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above or in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan Chase - 3,156,201
Vidacos Nominees - 28,270,914
Other - 3,659

5. Number of shares / amount of stock acquired

700000

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.08%

7. Number of shares / amount of stock disposed

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

Ordinary 25p shares

10. Date of transaction

31 January 2008

11. Date listed company informed

04 February 2008

12. Total holding following this notification

31,430,774

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.08%

14. Any additional information

15. Name of contact and telephone number for queries

Helen Skelton - 01274 806531

16. Name and signature of authorised officer of the listed company responsible for making this notification

Paul Hopkinson

Date of notification

04 February 2008

END